Filed by Zymergen Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Zymergen Inc.

Commission File No.: 001-40354

Date: July 25, 2022

On July 25, 2022, Zymergen Inc. (“Zymergen”) hosted a business update call, a script of which is reproduced below.

Carrie Mendivil, Investor Relations

Good morning. Earlier today, Zymergen issued a joint press release with Ginkgo Bioworks announcing of a definitive merger agreement for Ginkgo to acquire Zymergen. Joining me today to discuss this announcement as well as other organizational updates is Jay Flatley, Acting Chief Executive Officer of Zymergen.

Before we begin, I'd like to remind you that management will make statements during this call that are forward-looking statements within the meaning of the Federal Securities Laws.

These statements involve material risks and uncertainties that could cause actual results or events to materially differ from those anticipated. Additional information regarding these risks and uncertainties appears in the section entitled “Forward Looking Statements” in the press release Ginkgo Bioworks and Zymergen issued today.

For a more complete list and description, please see the “Risk Factors” section of each companies’ latest 10-K and other filings with the Securities and Exchange Commission, including, the Form 10-Q for the first quarter of 2022.

Except as required by law, Zymergen disclaim any intention or obligation to update or revise any financial or product pipeline projections or other forward-looking statements whether because of new information, future events or otherwise. This conference call contains time-sensitive information and is accurate only as of the live broadcast, July 25, 2022. We do not plan for a Q&A as part of this call.

With that, I would like to turn the call over to Jay.

Jay Flatley, Acting Chief Executive Officer of Zymergen

[Intro]

Thanks Carrie and good afternoon. We appreciate you joining us on relatively short notice.

As you saw this morning, we announced a definitive agreement whereby Ginkgo Bioworks will acquire Zymergen in a stock-for-stock transaction. Zymergen shareholders will receive 0.9179 Ginkgo shares for each Zymergen share, representing 5.25% pro forma ownership of the combined company upon completion of the transaction. Based on Ginkgo’s closing stock price on July 22, 2022, this deal values Zymergen at approximately $2.68 per share or a total transaction value of $300 million. This represents a 34% premium to Zymergen’s closing price on July 22, 2022, and 71% premium to the 30-calendar day volume-weighted average price.

This transaction pairs two highly complementary synthetic biology organizations that share a common vision that biology can transform a wide range of industries including manufacturing, agriculture, and medicine. Both companies share the goal to build organizations and tools that enable this vision to become reality.

We expect the transaction to close by Q1 2023. It is subject to typical closing conditions, including approval of holders of a majority of Zymergen’s outstanding common stock, expiration or termination of customary regulatory waiting periods and Ginkgo registering the shares to be issued in the merger with the SEC, among others.

In connection with the signing of the merger agreement, Softbank, DCVC and True Ventures, who together hold approximately 40% of Zymergen’s outstanding common stock, have entered into voting agreements with Ginkgo agreeing to vote in favor of the transaction.

(Pause)

At Zymergen, our team has built an innovative, world class technology platform that complements Ginkgo’s cell-programming capabilities. We are excited about the opportunities that will be created by combining our technologies to accelerate Ginkgo’s platform development to better serve customers and achieve our shared vision of sustainability and a world built on biology.

As Jason Kelly, Ginkgo’s Co-founder and CEO, shared on their call this morning, Ginkgo plans to integrate our core automation and software technologies for scaling strain engineering capacity into its Foundry, including our machine learning and data science tools for exploring known and unknown genetic design space. This allows them to bring the benefits of Zymergen's technology and extensive IP portfolio to more customers across multiple industries at an accelerated pace. Ginkgo will remain a horizontal platform serving all industries rather than producing its own products.

For some time, we have been evaluating the potential of splitting the company into multiple, independent businesses. We are pleased that Ginkgo is supportive of our efforts to continue to explore these strategic options, particularly for two slimmed down companies in Advanced Materials and Drug Discovery. These options could include independent, private company spinouts or combinations with existing organizations, and if successful, could result in significant cost savings with the potential to benefit all stakeholders.

As part of our continued efforts to execute on our strategic plan, including refocusing the business and managing costs to conserve cash resources, we are reducing our workforce, which will occur in multiple phases starting tomorrow.

Just a couple of quick updates on those businesses…

In Advanced Materials, we have continued to make progress in our nitrogen fixation, water repellency and 3D printing programs. However, we have reached a mutual decision with Sumitomo to pause development work on our Z1 polymer as we have not received a sufficiently strong demand signal from the market to continue this work in the near-term. Our partnership with Sumitomo continues and we are exploring additional opportunities for the novel biomolecules we have created and potentially expanding our partnership to develop new chemical building blocks.

For our mRNA enzyme program, we have achieved the target technical specifications and productivity and are in the optimization and scale-up phases of the project. As such, we are reviewing various options, including licensing, to commercialize VCE and 2-O-MT.

Zymergen's drug discovery business continues to develop. Our existing collaborations are performing well and are on track to achieve milestones. Discussions with potential additional partners are progressing and we are exploring collaborations with multiple leading pharma. In addition to discussions related to genome-encoded small molecules, we have had early discussions about leveraging our metagenomic libraries for applications related to gene editing. And lastly, our pipeline of fully owned oncology programs focused on well-validated synthetic lethal targets continues to make progress.

To close, I’d like to reiterate my excitement about the opportunities created by the combination of Zymergen and Ginkgo, including integrating both companies’ technologies to better serve customers, promoting Zymergen's public benefit purpose, and achieving our shared vision of sustainability and a world built on biology.

Our board carefully and thoroughly reviewed the strategic and financial benefits of this opportunity and has unanimously agreed that this transaction represents a compelling opportunity for all of our stakeholders. We believe it maximizes value and will allow for continued potential upside through ownership of the combined company and the potential spinouts.

The market remains hungry for a new generation of technology that will transform the way materials are manufactured. We are confident that, as a part of Ginkgo, Zymergen will be a significant contributor to that future.

Thank you.

Additional Information and Where to Find It

In connection with the proposed transaction between Zymergen and Ginkgo Bioworks Holdings, Inc. (“Ginkgo”), Ginkgo intends to file with the U.S. Securities and Exchange Commission  (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo.  Each of Zymergen and Ginkgo may also file other relevant documents with the SEC regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Zymergen or Ginkgo may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Zymergen, Ginkgo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com.  Copies of the documents filed with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com.

Participants in the Solicitation

Zymergen, Ginkgo, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022.  Information about the directors and executive officers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Zymergen or Ginkgo using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Zymergen’s and Ginkgo’s control.  Statements in this communication regarding Zymergen, Ginkgo and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Zymergen’s and Ginkgo’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Zymergen’s and Ginkgo’s control.  These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Zymergen’s and Ginkgo’s control.  Additional information concerning these risks, uncertainties and assumptions can be found in Zymergen’s and Ginkgo’s respective filings with the SEC, including the risk factors discussed in Zymergen’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in Ginkgo’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Ginkgo is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Ginkgo is unable to promptly and effectively integrate Zymergen’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against Zymergen, Ginkgo or the combined company; Zymergen, Ginkgo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Zymergen or Ginkgo or on Zymergen’s or Ginkgo’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Zymergen or Ginkgo.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Zymergen or Ginkgo, Ginkgo’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Zymergen’s and Ginkgo’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Zymergen nor Ginkgo assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.